Acadia Realty Trust

1311 Mamaroneck Avenue, Suite 260

White Plains, NY 10605

April 4, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Kevin Woody, Accounting Branch Chief

Re:	Acadia Realty Trust
Form 10-K for the year ended December 31, 2011
Filed February 28, 2012
File No. 001-12002

Dear Mr. Woody,

In connection with responding to comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") relating to the above-referenced filings, Acadia Realty Trust (the "Company") hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Mark Schonberger of Goodwin Procter LLP at (212) 813-8842.

Sincerely,

/s/ Jonathan Grisham

Jonathan Grisham

Senior Vice President and Chief Financial Officer

cc: Mark Schonberger, Esq., Goodwin Procter LLP